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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13(d)-2(b)

Universal Stainless & Alloy Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

913837100

(Cusip Number)

February 25, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 913837100			Page 2 of 12

1.	Name of Reporting Person: The Pabrai Investment Fund 2, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 191,520

		6.	Shared Voting Power: 384,981

		7.	Sole Dispositive Power: 191,520

		8.	Shared Dispositive Power: 384,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 384,981

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: PN

13G
CUSIP No. 913837100			Page 3 of 12

1.	Name of Reporting Person: Pabrai Investment Fund 3, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 32,400

		6.	Shared Voting Power: 384,981

		7.	Sole Dispositive Power: 32,400

		8.	Shared Dispositive Power: 384,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 384,981

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: CO

13G
CUSIP No. 913837100			Page 4 of 12

1.	Name of Reporting Person: The Pabrai Investment Fund IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 121,300

		6.	Shared Voting Power: 384,981

		7.	Sole Dispositive Power: 121,300

		8.	Shared Dispositive Power: 384,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 384,981

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: PN

13G
CUSIP No. 913837100			Page 5 of 12

1.	Name of Reporting Person: Mohnish Pabrai & Harina Kapoor**		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 38,136

		6.	Shared Voting Power: 384,981

		7.	Sole Dispositive Power: 38,136

		8.	Shared Dispositive Power: 384,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 384,981

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: OO**

    **Mohnish Pabrai (a United States citizen) and Harina Kapoor (a United States citizen) own shares pursuant to a joint tenancy with rights of survivorship.

13G
CUSIP No. 913837100			Page 6 of 12

1.	Name of Reporting Person: Rainbee, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 487

		6.	Shared Voting Power: 384,981

		7.	Sole Dispositive Power: 487

		8.	Shared Dispositive Power: 384,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 384,981

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: CO

13G
CUSIP No. 913837100			Page 7 of 12

1.	Name of Reporting Person: Mohnish Pabrai***		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,138

		6.	Shared Voting Power: 384,981

		7.	Sole Dispositive Power: 1,138

		8.	Shared Dispositive Power: 384,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 384,981

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%%

12.	Type of Reporting Person: IN*

    **Mohnish Pabrai beneficially owns 726 shares which are held of record by IRA FBO Mohnish Pabrai and 412 shares which are held of record by SEP-IRA FBO Mohnish Pabrai (IRA accounts for his benefit over which he has sole voting and dispositive power).

CUSIP No. 913837100	Page 8 of 12 pages

Item 1. (a) Name of Issuer. Universal Stainless & Alloy Products, Inc.

Item 1. (b) Address of Issuer’s Principal Executive Offices.  600 Mayer Street
Bridgeville, PA 15017

Item 2. (a) Name of Person Filing.

This Schedule 13G is filed on behalf of The Pabrai Investment Fund 2, L.P. (“PIF2”), an Illinois limited partnership, Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation, The Pabrai Investment Fund IV, L.P., a Delaware limited partnership (“PIF4”), Mohnish Pabrai & Harina Kapoor, as joint tenants with rights of survivorship, and Mohnish Pabrai (collectively, the “Reporting Persons”), pursuant to a Joint Reporting Agreement dated March    , 2004, which is being filed as Exhibit A to this Schedule 13G. The General Partner of each of PIF2 and PIF4 is Dalal Street, Inc., an Illinois corporation, whose sole shareholder and Chief Executive Officer is Mohnish Pabrai. Dalal Street, Inc. is also the sole Investment Manager of Pabrai Investment Fund 3, Ltd. Mohnish Pabrai is also a shareholder and the President of Pabrai Investment Fund 3, Ltd. Rainbee, Inc, a California corporation, is wholly-owned by Harina Kapoor.

Item 2. (b) Address of Principal Business Office or, if none, Residence.

17 Spectrum Point Drive Suite 503
Lake Forest, CA 92630

Item 2. (c) Citizenship.

PIF2 is an Illinois limited partnership. PIF4 is a Delaware limited partnership. Pabrai Investment Fund 3, Ltd. is a British Virgin Islands corporation. Mohnish Pabrai is a United States citizen and his wife, Harina Kapoor, is also a United States citizen.

Item 2. (d)	Title of Class of Securities.Common Stock, par value $.001 per share.

Item 2. (e)	CUSIP Number. 913837100

Item 3.	If this Statement is fled pursuant to Rule 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 913837100	Page 9 of 12 pages

Item 4. Ownership.

(a) and (b).

This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the “Act”) or for other purposes, is the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal Street, Inc. in its capacity as the General Partner and Investment Manager of PIF2, PIF4 and Pabrai Investment Fund 3, Ltd., respectively, (ii) Mohnish Pabrai, in his capacity as sole shareholder and Chief Executive Officer of Dalal Street, Inc. and (iii) the other Reporting Persons, as further described in Item 2(a), each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the shares of Common Stock held by the other Reporting Persons. Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the shares of Common Stock except as follows.

	Common Stock
Reporting Person	Beneficially Owned	% of Class (‡)
The Pabrai Investment Fund 2, L.P.	191,520	3.0%
Pabrai Investment Fund 3, Ltd.	32,400	0.5%
Leeds Pabrai Investment Fund I, L.P.	121,300	2.0%
Mohnish Pabrai & Harina Kapoor, as joint tenants with rights of survivorship	38,136	0.6%
Rainbee, Inc	487	Less than 0.1%
Mohnish Pabrai	1138	Less than 0.1%

‡ All percentages in this table are based on the 6,289,485 shares of Common Stock of Universal Stainless & Alloy Products, Inc. issued and outstanding as of November 7, 2003, as reported in the Form 10-Q for the quarterly period ended September 30, 2003 filed by Universal Stainless & Alloy Products, Inc. with the Securities and Exchange Commission on November 7, 2003.

(c) Dalal Street, Inc. and Mohnish Pabrai, in his capacity as Chief Executive Officer of Dalal Street, Inc., have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of each of PIF2, PIF4 and Pabrai Investment Fund 3, Ltd. in the table above. Dalal Street, Inc. and Mohnish Pabrai disclaim beneficial ownership of any such shares of

CUSIP No. 913837100	Page 10 of 12 pages

Common Stock except to the extent of their pecuniary interest therein, if any. Mohnish Pabrai and Harina Kapoor share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the shares of Common Stock set forth opposite their names in the table above. Mohnish Pabrai has the sole power to vote or direct the vote and the power to dispose or to direct the disposition of the shares of Common Stock set forth opposite his name in the table above. Harina Kapoor, in her capacity as President of Rainbee, Inc., has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of Rainbee, Inc. Harina Kapoor disclaims beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein, if any.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 913837100	Page 11 of 12 pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2004

THE PABRAI INVESTMENT FUND 2, L.P.

By: Dalal Street, Inc., Its General Partner

By: /s/ Mohnish Pabrai
       Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

By: /s/ Mohnish Pabrai

Mohnish Pabrai, President

THE PABRAI INVESTMENT FUND IV, L.P.

By: Dalal Street, Inc., Its General Partner

By: /s/ Mohnish Pabrai
       Mohnish Pabrai, Chief Executive Officer

MOHNISH PABRAI AND HARINA KAPOOR, as Joint Tenants

/s/ Mohnish Pabrai
Mohnish Pabrai

/s/ Harina Kapoor
Harina Kapoor

RAINBEE, INC.

/s/ Harina Kapoor
Harina Kapoor, President

/s/ Mohnish Pabrai
Mohnish Pabrai

CUSIP No. 913837100	Page 12 of 12 pages

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
EXHIBIT A	JOINT REPORTING AGREEMENT